August 5, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Mr. John L. Krug

Re:	Progenics Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 15, 2010
File No. 000-23143
_________________________________________

Dear Mr. Krug:

On behalf of our client, Progenics Pharmaceuticals, Inc. (the “Company”), we are providing this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated July 8, 2010 (the “Comment Letter”), addressed to Dr. Paul J. Maddon, M.D., Ph.D., Chief Executive Officer of the Company, regarding the above-referenced Form 10-K (the “10-K”).

For the convenience of the Staff, we have restated the Staff’s comments contained in the Comment Letter, numbered as per the Comment Letter.  The Company’s responses to each comment immediately follow the restated comment.

Form 10-K

PMSA, page 7
PRO 140: Virology, page 8

1.
We note the agreements with Seattle Genetics, Abgenix, AlphaVax Human Vaccines, and Protein Design Labs are described in these sections and in the notes to the financial statements, however these agreements have not been filed as exhibits to the Form 10-K.  Please file these agreements as exhibits or provide us with an analysis supporting your determination that the agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.  In addition, please disclose the material terms of the agreement with Aaron Diamond Research Center and tell us why this agreement has not been filed as an exhibit.

Response:

As a matter of normal business practice, the Company enters into numerous contracts relating to a variety of matters, including the contracts with the parties identified by the Staff in its comment.  Except for those contracts which have previously been filed as exhibits (“Filed Contracts”), the Company views these contracts as the type that ordinarily accompanies the kind of business conducted by the Company.  See Regulation S-K Item 601(b)(10)(ii).  Furthermore, the Company does not consider its business to be substantially dependent on any of these contracts, and these contracts are not of the type specified by Regulation S-K Item 601(b)(10)(ii)(A), (C) or (D).  Consequently, other than the Filed Contracts, the Company is of the view that these contracts need not be filed as exhibits pursuant to Regulation S-K Item 601.  The Company has included descriptions or references to these contracts in its reports in order to describe more fully the business in which the Company ordinarily engages and to provide further context to the other disclosures regarding the Company’s business.

As part of its disclosure controls and procedures, the Company periodically reexamines its contracts to determine whether a change in circumstances (for example, as a result of a related drug becoming more clinically advanced) has rendered a contract material to the Company, and in such event the Company will file any such agreement pursuant to the Commission’s rules.

A more specific analysis of the materiality of the contracts identified by the Staff in its comment follows:

Seattle Genetics, Inc.  This contract is a collaboration agreement between Seattle Genetics, Inc. (“SGI”) and the Company's wholly owned subsidiary, PSMA Development Company LLC (“PSMA LLC”), pursuant to which SGI has granted PSMA LLC an exclusive worldwide license to SGI’s proprietary ADC technology.  This agreement relates to studies that the Company is conducting in its PSMA ADC program, which is currently in phase 1 studies, an early stage of development that is subject to the various risks and uncertainties of clinical drug development, as described in the 10-K under “Risk Factors.”  In addition, PSMA LLC has only limited non-contingent financial exposure under this agreement.  PSMA LLC is obligated to make maintenance payments that the Company does not deem to be material.  Milestone and royalty payment obligations are contingent on the success of the product.  As of December 31, 2009, PSMA LLC had paid approximately $3.6 million under this agreement, including $1.0 million in milestone payments.  Lastly, as disclosed in the 10-K, PSMA LLC may terminate this agreement upon advance written notice.  For these reasons, the Company does not consider the SGI agreement to be material.

Abgenix, Inc.  This contract is a license agreement between Abgenix, Inc. (“Abgenix”) and PSMA LLC pursuant to which Abgenix has granted PSMA LLC an exclusive worldwide license to use its XenoMouse technology for producing fully human antibodies.  This agreement relates to studies that the Company is conducting in its oncology program, which is currently in phase 1 studies, an early stage of development that is subject to the various risks and uncertainties of clinical drug development as stated above.  In addition, PSMA LLC has only limited non-contingent financial exposure under this agreement.  Milestone and royalty payment obligations are contingent on the success of the product.  As of December 31, 2009, PSMA LLC had paid $850,000.  Lastly, as disclosed in the 10-K, PSMA LLC may terminate the agreement upon 30 days prior written notice. For these reasons, the Company does not consider the Abgenix agreement to be material.

AlphaVax Human Vaccines, Inc. This contract is a license agreement between AlphaVax Human Vaccines, Inc. (“AlphaVax”) and PSMA LLC pursuant to which PSMA LLC has an exclusive license to use AlphaVax’s technology to create a therapeutic cancer vaccine. This agreement relates to studies that the Company is conducting in its oncology program, which is currently in phase 1 studies, an early stage of development that is subject to the various risks and uncertainties of clinical drug development, as stated above.  In addition, PSMA LLC has only limited non-contingent financial exposure under this agreement.  PSMA LLC is obligated to make annual maintenance payments that the Company does not deem to be material.  Milestone and royalty payment obligations are contingent on the success of the product.  Lastly, as disclosed in the 10-K, PSMA LLC may terminate the agreement upon 30 days prior written notice.  In addition, there are alternative technologies available to the Company to develop PSMA vaccines (the technology involved).  For these reasons, the Company does not consider the AlphaVax agreement to be material.

Protein Design Labs, Inc.  This contract has been filed; see Exhibit 10.16 to the 10-K (Development and License Agreements, dated April 30, 1999, between Protein Design Labs, Inc. and the Registrant) and Exhibit 10.16.1 to the 10-K (Letter Agreement, dated November 24, 2003, relating to the Development and License Agreement between Protein Design Labs, Inc. and the Registrant).

Aaron Diamond AIDS Research Center (“ADARC”).  The Company has a letter agreement with ADARC pursuant to which the Company has the exclusive right to pursue commercial development, directly or with a partner, of products related to HIV based on certain patents jointly owned by ADARC and the Company.  There are no monetary or other commitments on the part of the Company contained in this agreement that cannot be avoided through termination of the agreement.  The only monetary obligations are for royalties and fees payable from collaboration partners.  Moreover, the Company may terminate its obligations under this agreement at any time, with or without cause, by giving prior notice, and such termination would not preclude the Company from practicing the technology covered by the patents that are the subject of this agreement, since the Company is a co-owner of these patents.  For these reasons, the Company does not consider the ADARC agreement to be material.

Patents and Proprietary Technology, page 8

2.
Please discuss your material patents or groups of related patents.  The discussion should identify the jurisdiction(s) where you have obtained patent protection, identify the product(s), product candidate(s), or technology, that are dependent on the patent(s), and disclose when the patent(s) expires.

Response:

In response to the Staff’s comment, the Company intends to include in future filings additional disclosure regarding its patent portfolio consistent with the following, subject to modifications to reflect changes in circumstances.

________________________

Information with respect to our patent portfolio regarding our principal therapeutic programs, as of year-end 2009, is set forth below.

Product or Therapeutic Area	Number of Patents		Expiration Dates(1)	Number of Patent Applications
	U.S.	International		U.S.	International
RELISTOR (supportive care)	2	2	2017-2026	12	133

PSMA (oncology)	7	23	2014-2023	12	27

PRO 140 and other HIV	14	73	2014-2023	27	55

(1) Patent term extensions and pending patent applications may extend the period of patent protection (if any) afforded our products and products under development.

As discussed below under “Item 1A – Risk Factors,” our patents may not enable us to preclude competitors from commercializing drugs in direct competition with our products, and consequently may not provide us with any meaningful competitive advantage.

Risk Factors
“If we are unable to obtain sufficient quantities of the raw and bulk materials needed to make our products, our product development and commercialization could be slowed or stopped. Page 19

3.
Please identify the sole source suppliers discussed in this risk factor.  In addition, please revise the business section to disclose the material terms of the agreements with these suppliers and file the agreements as exhibits.  Alternatively, please explain the basis for your determination that you are not required to file the agreements as exhibits.

Response:

As disclosed in the 10-K, the Company is obligated to purchase Wyeth’s remaining inventory of RELISTOR pursuant to the Termination and Transition Agreement that the Company entered into with Wyeth in connection with Progenics’ reacquisition of the rights to RELISTOR.  This contract was filed as an exhibit to the 10-K.  The Company does not have a long-term supply agreement with any other RELISTOR supplier or any supplier for its other product candidates.  Consequently, there are no other material agreements relating to this area to file.

The Company believes that a supplier’s identity might be material if the Company had a long-term supply agreement with that supplier (since the quality of the supplier would be relevant to understanding how much comfort to draw from a disclosure that the Company had secured a long-term supply arrangement).  However, where a supplier is not committed to supply RELISTOR or another product candidate, and therefore cannot be relied upon as a source of supply, the identity of the supplier would not appear to be material.  Additionally, the Company believes that it could be competitively disadvantaged by disclosing the identity of a supplier until such time as it enters into a long-term supply arrangement with such supplier, which would include the negotiation of financial and other terms.  For these reasons, the Company does not believe that disclosure of the suppliers’ identities is necessary for investors or in the best interests of the Company or its stakeholders.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 21

4.
We note that bonuses and option awards were based upon the Compensation Committee’s consideration of a number of factors including each executive’s performance and personal contribution to the company’s achievement of financial and corporate objectives for the fiscal year.  We also note that the Committee exercised significant discretion and also considered general economic conditions and market data.  The Compensation Discussion and Analysis does not disclose how the Compensation Committee determined each executive officer’s performance or contribution to the achievement of your corporate objectives or how the bonuses and option awards were ultimately determined.  Please amend your Form 10-K to provide the following:

•	Identification of the financial and corporate performance goals in addition to those already mentioned related to the pipeline products;

•	A discussion of corporate and financial goals that were considered relevant in the case of each NEO;

•	The assessment of the Committee regarding the performance of each NEO as to these relevant objectives and how that achievement affected the actual bonuses paid; and

•
How general economic conditions and market data influenced or modified the Committee’s ultimate compensation decisions as we understand the Committee exercised considerable discretion in fixing bonuses and equity compensation awards which may have been related to economic conditions and market data.

To the extent that these factors are quantifiable, you should provide quantitative disclosure.

Response:

In response to the Staff’s comment, the Company proposes that in future filings it will, in complying with disclosure requirements to which the referenced language relates, include disclosure of the type, and at a level of detail, set forth below.

________________________

Annual Bonus.  We do not have a formal annual bonus plan for our NEOs, although business goals, such as product development timelines, planned clinical trial progress, commercialization targets and budgets, are set by management at the beginning of each year and communicated to them.  These goals may change over the course of the year due to changing circumstances and changing Company priorities.

Within the context and framework of these established goals, annual bonuses are paid to NEOs on a discretionary basis after our CEO and President (excluding discussion of our CEO’s bonus compensation) and the Committee have assessed our corporate financial position at year end and corporate and individual performance for the year against those goals and the competitive market data outlined above.  The performance of the team managed by the NEO is also taken into consideration in determining an NEO’s annual bonus.

The Committee has historically determined the annual bonus on a completely discretionary basis because we have been in the drug development stage, without significant revenues or profits.  The Committee has not felt it appropriate to commit to bonus award targets at the beginning of the year because our financial condition at year-end cannot be predicted with certainty, and it may not be prudent to make payments of pre-determined target amounts.

Principal business and financial goals and accomplishments considered by the Committee in setting NEO bonus amounts with respect to 2009 consisted of:

▪	the reacquisition from Wyeth of worldwide rights to RELISTOR;

▪	the interaction with Pfizer, as the new owner of Wyeth, in designing and implementing a successful transition of responsibility for the development and commercialization of RELISTOR;

▪	commencement of the process of identifying a new partner or partners for RELISTOR to take responsibility for the development and commercialization of the drug;

▪	advances made in the life-cycle of the RELISTOR franchise, including regulatory and clinical development of new indications and routes of administration;

▪	the advancement of our PSMA prostate cancer drug candidate into the human clinical testing phase of development; and

▪
cash conservation initiatives undertaken during the year, in response to a worldwide financial downturn, which resulted in a challenging financing environment and anticipated increases in operational responsibilities arising from the reacquisition of RELISTOR.

The reacquisition of RELISTOR and related intellectual property was not a business goal of the Company’s at the beginning of 2009 but became one following Wyeth’s agreement to be acquired by Pfizer in January 2009.  During the ensuing months, it became apparent that Wyeth would not invest resources in the RELISTOR franchise commensurate with our perspective on its value and that the future of the RELISTOR franchise at Pfizer following the acquisition of Wyeth by Pfizer was uncertain.  As a result, we determined to reacquire the RELISTOR rights, marking a significant change from our prior business strategy.  Implementation of this strategy affected objectives and priorities throughout Progenics, and required the time and attention of all of our senior executives in a variety of ways and to varying extent.  Successfully transitioning RELISTOR to Progenics while maintaining a motivated executive team became a critical need for us.  It was against this backdrop that the Committee considered executive bonus and other compensation in respect of 2009.

Set forth below are the principal Company objectives considered and assessments made by the Committee in deciding bonus amounts for each of the NEOs.

Dr. Maddon.  The Committee’s decision regarding the annual bonus for Dr. Maddon recognized his efforts in our reacquisition of the RELISTOR rights, the continued development of RELISTOR for use in the broader chronic, non-cancer pain setting, the development of the pre-filled syringe and multi-dose pen for subcutaneous RELISTOR, advances made in the development of an oral formulation of RELISTOR, and the progress of the PSMA ADC program, including advancing that product candidate into human clinical trials.  In addition, the Committee considered his collaborative work with Mr. Baker in reacquiring RELISTOR, developing a new business strategy and establishing a pathway to repartner the RELISTOR franchise, as well as his effective interactions with Drs. Boyd and Israel in the clinical, regulatory, manufacturing and other aspects of the RELISTOR transition for which they were responsible.

Mr. Baker.  Compensation decisions regarding Mr. Baker reflect his promotion to President and the attendant significant broadening of his leadership responsibilities.  Mr. Baker played an important role in our reacquisition of RELISTOR, leading the negotiations of the reacquisition.  Mr. Baker was also effective in designing and implementing the Company’s program to identify new partners for RELISTOR.  He worked collaboratively and effectively with Dr. Maddon in achieving these goals.  In addition, Mr. Baker initiated and guided other senior personnel through restructuring the Company’s resources in order to achieve significant cost savings without compromising our operational priorities.

Mr. McKinney.  As Chief Financial Officer, Mr. McKinney played a key role in implementing the Company’s cost-savings initiatives in 2009.  Mr. McKinney also played a key role in reviewing capital expenditure needs, expenses incurred by the research and development and administrative functions and proposing and implementing expense reductions in those areas.

Dr. Boyd.  Dr. Boyd had responsibility for our ongoing development work on the RELISTOR franchise.  He had overall responsibility for the preparation and filing of a supplemental NDA (an “sNDA”) for the use of pre-filled syringes of subcutaneous RELISTOR, for development of oral MNTX and for overseeing the manufacture of PSMA ADC, a complex molecule with complicated and exacting production criteria, in sufficient quantities to commence a phase 1 clinical trial.  Dr. Boyd also played an important role in the transition of RELISTOR operations from Wyeth to Progenics in the key areas of regulatory affairs, project management, manufacturing and quality, functions for which he is responsible, and in maintaining a productive and professional relationship with Wyeth during the transition.

Dr. Israel.  Dr. Israel’s contributions during 2009 included his work in designing the clinical trials that support our regulatory filings, including the planned chronic, non-cancer pain sNDA filing for subcutaneous RELISTOR.  He was also responsible for developing protocols for the clinical trials of PSMA ADC.  Dr. Israel plays an important role in our interactions with the FDA and other regulatory bodies throughout the world. Dr. Israel was responsible for raising awareness about the problems and burdens associated with opioid-induced constipation in the physician community and made numerous appearances at scientific conferences and oversaw and reviewed many publications on a variety of topics related to opioid-induced constipation and methylnaltrexone.

In determining bonuses for 2009, the Compensation Committee also considered the continuing economic downturn and the Company’s share price.  The economic downturn has created uncertainty in our ability to raise additional capital in the equity and debt markets to finance operations and capital requirements.  Our lower stock price has adversely affected our stockholders and could result in greater dilution if we were to use shares of our stock for financing or other purposes.  Each of these factors favors conservatism in granting cash bonuses.  In light of this, the Committee determined that bonuses similar to the lower level of bonuses paid for 2008 were generally appropriate given these conditions and the challenges presented by our reacquisition of and efforts to develop and execute strategic alternatives for the rights to RELISTOR.  In addition, the Committee considered the bonus amounts within the framework of the market data provided by Pearl Meyer & Partners.

________________________

We note for the Staff’s information that none of the factors discussed above are quantifiable.  The determination of the bonuses was done in the general context of the goals set at the beginning of the year and the changing landscape throughout the year but no quantification of the goals was made in determining the bonus amounts.

*  *  *  *  *

In connection with the foregoing responses to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or the Staff have any further comments or questions regarding the foregoing, please do not hesitate to call me at (212) 259-6575.

Sincerely,

/s/ Donald J. Murray

Donald J. Murray

cc:	Dr. Paul J. Maddon, Progenics Pharmaceuticals, Inc.
Mark R. Baker, Progenics Pharmaceuticals, Inc.
David E. Martin, Progenics Pharmaceuticals, Inc.